SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

Amendment No. 5

to

Schedule TO

Tender Offer Statement under Section 14(d)(1) or 13(e)(1)

of the Securities Exchange Act of 1934

Diedrich Coffee, Inc.

(Name of Subject Company (Issuer))

Marty Acquisition Sub, Inc. (Offeror)

Peet’s Coffee & Tea, Inc. (Parent of Offeror)

(Names of Filing Persons (Identifying Status as Offeror, Issuer or Other Person)

COMMON STOCK, PAR VALUE $0.01 PER SHARE

(Title of Class of Securities)

253675201

(CUSIP Number of Class of Securities)

Thomas P. Cawley

Chief Financial Officer

Peet’s Coffee & Tea, Inc.

1400 Park Avenue

Emeryville, California 94608-3520

Tel: (510) 594-2100

(Name, address, and telephone number of person authorized to receive notices and communications on behalf of filing persons)

with copies to:

Kenneth L. Guernsey

David A. Lipkin

Gian-Michele a Marca

Cooley Godward Kronish LLP

101 California Street, 5th Floor

San Francisco, California 94111-5800

Tel: (415) 693-2000

Fax: (415) 693-2222

CALCULATION OF FILING FEE

Transaction valuation(1)	Amount of filing fee(2)
$164,502,698.25	$9,179.25

(1)	Estimated solely for the purpose of calculating the registration fee in accordance with the Securities Exchange Act of 1934, as amended, based on the product of (i) $26.125, the average of the high and low per share prices of Diedrich Coffee, Inc. common stock, par value of $0.01 per share, as reported on the Nasdaq Capital Market on November 16, 2009, and (ii) 6,296,754, the estimated maximum number of shares of Diedrich Coffee, Inc. common stock to be received by Peet’s Coffee & Tea, Inc. pursuant to the exchange offer and subsequent Merger.

(2)	The amount of the filing fee calculated in accordance with the Securities Exchange Act of 1934, as amended, equals $55.80 for each $1,000,000 of value. The filing fee was calculated in accordance with Rule 0-11 under the Securities Exchange Act of 1934 and Fee Rate Advisory #3 for fiscal year 2010, issued October 30, 2009.

☒	Check the box if any part of the fee is offset as provided by Rule 0-11(a)(2) and identify the filing with which the offsetting fee was previously paid. Identify the previous filing by registration statement number or the form or schedule and the date of its filing.

Amount Previously Paid: $9,179.25	Filing Party: Peet’s Coffee & Tea, Inc.
Form or Registration No.: Schedule TO-T	Date Filed: November 17, 2009

☐	Check the box if the filing relates to preliminary communications made before the commencement of a tender offer.

Check the appropriate boxes below to designate any transactions to which the statement relates:

☒	third-party tender offer subject to Rule 14d-1.

☐	issuer tender offer subject to Rule 13e-4.

☐	going-private transaction subject to Rule 13e-3.

☐	amendment to Schedule 13D under Rule 13d-2.

Check the following box if the filing is a final amendment reporting the results of the tender offer:  ☐

This Amendment No. 5 to Schedule TO (“Amendment No. 5”) amends and supplements the Tender Offer Statement on Schedule TO, as amended (the “Schedule TO”), originally filed on November 17, 2009, relating to the offer by Marty Acquisition Sub, Inc., a Delaware corporation (the “Purchaser”) and a wholly-owned subsidiary of Peet’s Coffee & Tea, Inc., a Washington corporation (“Peet’s”), to purchase each outstanding share of common stock, par value $0.01 per share, of Diedrich Coffee, Inc., a Delaware corporation (“Diedrich”), for consideration consisting of $17.33 in cash, without interest, and a fraction of a share of Peet’s common stock, no par value, having a value equal to $8.67 based on a formula as provided in the Merger Agreement (as defined below), provided that in no event will such fraction exceed 0.315 of a share of Peet’s common stock, upon the terms and subject to the conditions set forth in the Prospectus/Offer to Purchase, dated November 17, 2009 (the “Prospectus/Offer to Purchase”), and in the related Letter of Transmittal (which, together with any amendments or supplements thereto, collectively constitute the “Offer”). All capitalized terms used and not otherwise defined herein shall have the meanings given to such terms in the Prospectus/Offer to Purchase.

The Offer was made pursuant to an Agreement and Plan of Merger, dated as of November 2, 2009 (the “Original Merger Agreement”), as amended by Amendment No. 1 thereto dated as of November 17, 2009, by and among Peet’s, the Purchaser and Diedrich (the Original Merger Agreement, as amended by such amendment, the “Merger Agreement”), which contemplates the Offer and the subsequent merger of the Purchaser with and into Diedrich (the “Merger”) with Diedrich surviving as a wholly-owned subsidiary of Peet’s. Peet’s has filed a registration statement with the Securities and Exchange Commission on Form S-4 relating to the shares of Peet’s common stock to be issued to stockholders, and holders of options and warrants to purchase shares of common stock, of Diedrich in the Offer and the Merger (the “Registration Statement”). The terms and conditions of the Offer and the Merger are described in the Prospectus/Offer to Purchase which is a part of the Registration Statement, and the related Letter of Transmittal, which were filed as Exhibits (a)(1) and (a)(2) to the Schedule TO.

As previously disclosed, on December 1, 2009, Peet’s was notified by Diedrich that Diedrich had received a binding offer from Green Mountain Coffee Roasters, Inc. (“GMCR”) to enter into a transaction pursuant to which GMCR would acquire all of the outstanding shares of common stock of Diedrich for $35.00 per share in cash. Diedrich also notified Peet’s that Diedrich’s board of directors had determined that the $35.00 per share proposal from GMCR was superior to the November 30, 2009 enhanced acquisition proposal submitted by Peet’s, under which Peet’s had proposed to pay, for each share of Diedrich common stock tendered and accepted in its exchange offer, a combination of (a) 0.321 of a share of Peet’s common stock and (b) cash equal to the amount by which $32.50 exceeds the product of 0.321 multiplied by the “Parent Average Stock Price” (Peet’s stock price over a designated period prior to the completion of the exchange offer, as more fully defined in the Merger Agreement), provided that the cash amount of the offer consideration would not be less than $21.265 nor greater than $22.870. Peet’s enhanced acquisition proposal expired at 5:00 p.m. Pacific Time on December 1, 2009.

Under its terms, and as publicly announced by Diedrich, the Merger Agreement (including the original terms of Peet’s offer to acquire Diedrich set forth therein) would remain in effect until at least 5:00 p.m. Pacific Time on Monday, December 7, 2009, and until that time, Peet’s had the right to amend its offer such that Diedrich’s board of directors could no longer determine that GMCR’s proposal continues to be a superior proposal. At approximately 1:40 p.m. Pacific Time on December 7, 2009, Peet’s issued a press release announcing that in response to Diedrich’s determination that the most recent proposal from GMCR to acquire Diedrich was superior to Peet’s most recent proposal, Peet’s would not be further enhancing its expired acquisition proposal. Peet’s further announced that it will leave in place the Offer, which contemplates the acquisition of Diedrich for a combination of cash and stock valued at $26.00 per share, as more fully described in the Schedule TO (as amended by this Amendment No. 5). At approximately 5:00 p.m. Pacific Time on December 7, 2009, Peet’s received a written communication from Diedrich that stated, among other things, the following: (a) that the Diedrich Board had held a meeting on December 7, 2009 and effected a Recommendation Change pursuant to Section 5.3(g)(ii) of the Merger Agreement (which Recommendation Change would be effective at 5:00 p.m. Pacific Time on Monday, December 7, 2009); (b) that Diedrich had terminated the Merger Agreement pursuant to Section 8.1(e) thereof in order to accept GMCR’s most recent proposal and to enter into a definitive agreement with GMCR for the acquisition of Diedrich; and (c) that Diedrich intended to enter into such definitive agreement with GMCR immediately after 5:00 p.m. Pacific Time on Monday, December 7, 2009. Diedrich also delivered to Peet’s a check in the amount of $8,517,000, representing the nonrefundable fee (the “Termination Fee”) payable to Peet’s, pursuant to Section 8.3(c) of the Merger Agreement, in the event of any termination of the Merger Agreement by Diedrich pursuant to Section 8.1(e) thereof following expiration of the go-shop period (which expired on November 23, 2009). On December 8, 2009, GMCR announced that it has entered into a definitive merger agreement to acquire Diedrich for $35 per share in cash pursuant to a cash tender offer, in a transaction with a total value of approximately $290 million.

ITEMS 1 THROUGH 11

As permitted by General Instruction F to the Schedule TO, all of the information in the Prospectus/Offer to Purchase and the related Letter of Transmittal, and any prospectus supplement or other supplement thereto related to the Offer filed with the Securities and Exchange Commission after the date of the Prospectus/Offer to Purchase, is hereby incorporated by reference in answer to Items 1 through 11 of the Schedule TO, subject to any statements made in the preamble to this Amendment No. 5 above or in any prior amendments to the Schedule TO, and subject to the following additional statements and disclosures:

A. Termination of Merger Agreement

All references in the Schedule TO and in the Prospectus/Offer to Purchase (which have been incorporated by reference into the Schedule TO) to the Merger Agreement are hereby qualified by reference to the fact that the Merger Agreement has been terminated, and thus except as provided below, none of the parties to the Merger Agreement continues to have any obligations thereunder. Section 8.2 of the Merger Agreement provides that: (a) Sections 8.2, Section 8.3 and Section 9 of the Merger Agreement survive the termination of the Merger Agreement and remain in full force and effect; (b) the termination of the Merger Agreement does not relieve any party from any liability for any prior material breach of any covenant or obligation contained in the Merger Agreement and does not relieve any party from any liability for any material breach of any representation or warranty contained in the Merger Agreement; and (c) except with respect to any liability of Diedrich for any willful or intentional breach of any covenant or obligation contained in the Merger Agreement, the payment of the Termination Fee is the exclusive remedy of Peet’s and the Purchaser with respect to a termination of the Merger Agreement pursuant to Section 8.1(e). In addition, certain definitions previously used in the Merger Agreement and other provisions of the Merger Agreement continue to be relevant to the Offer to the extent provided herein; references to the “Merger Agreement” or provisions of the Merger Agreement below shall, unless the context otherwise require, be deemed to be references to the previous language of the Merger Agreement, notwithstanding that the Merger Agreement has been terminated. Thus, although the Offer is no longer being made pursuant to the Merger Agreement, and is being continued by Peet’s and the Purchaser notwithstanding the termination of the Merger Agreement, the prior provisions of the Merger Agreement continue to be relevant to the Offer to the extent that the continuing terms of the Offer include references to the “Merger Agreement”.

B. Termination of Stockholder Agreements

All references in the Schedule TO and in the Prospectus/Offer to Purchase (which have been incorporated by reference into the Schedule TO) to the stockholder agreements between Peet’s and certain offers and directors of Diedrich (“Stockholder Agreements”) are hereby qualified by reference to the fact that the Stockholder Agreements have been terminated in accordance with their terms as a result of the termination of the Merger Agreement. Accordingly, none of the persons who were previously parties to the Stockholder Agreements continues to be bound by any of the terms thereof, including the obligation to tender any shares of Diedrich common stock into the Offer or vote in favor of the adoption of the Merger Agreement.

C. Financing Arrangements; Source and Amount of Funds

All references in the Schedule TO and in the Prospectus/Offer to Purchase (which references have been incorporated into the Schedule TO) to the debt financing arrangements and commitments obtained by Peet’s to finance the Offer and the Merger, or to Peet’s ability to finance the Offer and the Merger, are hereby qualified by reference to the fact that following the termination of the Merger Agreement, none of the financing arrangements or financing arrangements or commitments previously disclosed by Peet’s (including the arrangements with Wells Fargo Bank, National Association and Wells Fargo Securities, LLC described in the Prospectus/Offer to Purchase (and incorporated by reference into the original Schedule TO, and the arrangements with Rabobank Nederland disclosed in Amendment No. 3 to the Schedule TO) remain in effect. If Peet’s is unable to arrange the necessary financing for the proposed acquisition of Diedrich, the acquisition will not be completed.

D. Background of the Transaction

The information set forth in the section of the Prospectus/Offer to Purchase entitled “Background of the Transaction” (which information has been incorporated by reference into the Schedule TO) is hereby supplemented with all information regarding material developments with respect to the transaction subsequent to the date of the Prospective/Offer to Purchase that have been set forth in amendments to the Schedule TO, including this Amendment No. 5. In addition, since the board of directors of Diedrich is no longer supporting the transaction with Peet’s to holders of Diedrich common stock, the description of Diedrich’s “Reasons for the Transaction” in the section of the Prospectus/Offer to Purchase entitled “Background of the Transaction” is hereby deleted.

E. Top-Up Option

All references in the Schedule TO and in the Prospectus/Offer to Purchase (which references have been incorporated into the Schedule TO) to the “top-up option” granted by Diedrich to Peet’s and the Purchaser (the “Top-Up Option”) are hereby qualified by reference to the fact that as a result of the termination of the Merger Agreement, there is no longer a Top-Up Option. Accordingly, following any acceptance of shares of Diedrich common stock for exchange pursuant to the Offer, Peet’s and the Purchaser will not have the opportunity to increase the number of shares held by them pursuant to the Top-Up Option, for the purpose of completing a short-form merger in accordance with Section 253 of the Delaware General Corporation Law. Accordingly, unless the Purchaser were to acquire at least 90% of the outstanding shares of Diedrich common stock in the Offer or otherwise (including as a result of purchases by the Purchaser during any subsequent offering period), a vote of Diedrich’s stockholders will be required under Delaware law to complete the Merger.

F. Conditions to the Offer; Expiration of the Offer

Although the Merger Agreement has been terminated, this has no effect on the conditions to the Offer, except for certain conditions that Peet’s has waived as set forth below. Notwithstanding any other provision of the Offer to the contrary, the Purchaser will not be required to accept for exchange or deliver consideration for, and may delay the acceptance for exchange or the delivery of consideration for, any tendered shares of Diedrich common stock, if the “minimum condition” described in the Prospectus/Offer to Purchase has not been satisfied by midnight (one minute after 11:59 pm), Eastern Time, on the expiration date of the Offer, taking into account any extensions made, or if any of the following additional conditions shall not be satisfied or have been waived in writing by Peet’s:

•

each of the representations and warranties of Diedrich contained in the Merger Agreement with respect to capitalization shall have been accurate in all material respects as of the date of the Original Merger Agreement and shall be accurate in all material respects at and as of the expiration time of the Offer with the same force and effect as if made on at and as of such time (except for representations and warranties that by their terms are made only as of a specific date or time, which need only be accurate in all material respects as of such date or time);

•

each of the other representations and warranties of Diedrich contained in the Merger Agreement shall have been accurate in all respects as of the date of the Original Merger Agreement and shall be accurate in all respects at and as of the expiration time of the Offer as if made on and as of such expiration time with the same force and effect as if made at and as of such time (except for representations and warranties that by their terms are made only as of a specific date or time, which need only be accurate in all respects as of such date or time), provided that, for purposes of determining the accuracy of all of the foregoing representations and warranties, all company material adverse effect (as defined below) and other qualifications based on the word “material” contained in such representations and warranties shall be disregarded;

•

each covenant that Diedrich is required to comply with or to perform at or prior to the acceptance of shares of Diedrich common stock for exchange pursuant to the Offer shall have been complied with or performed in all material respects, or, if not complied with or performed in all material respects, such noncompliance or failure to perform shall have been cured (provided that the question of Diedrich’s compliance with such covenants shall be taken into account only up to the time as of which the Merger Agreement was terminated);

•	since the date of the Original Merger Agreement, no Company Material Adverse Effect (as defined in the Merger Agreement) shall have occurred and be continuing;

•	the waiting period applicable to the Offer under the Hart-Scott-Rodino Antitrust Improvements Act of 1976, as amended (the “HSR Act”) shall have expired or been terminated;

•

no temporary restraining order, preliminary or permanent injunction or other order preventing the acquisition of or payment for shares of Diedrich common stock pursuant to the Offer or preventing completion of the Merger shall have been issued by any court of competent jurisdiction or other Governmental Body (as defined in the Merger Agreement) and remain in effect, and there shall not have been any Legal Requirement (as defined in the Merger Agreement) enacted or deemed applicable to the Offer or the Merger by a Governmental Body that makes the acquisition of or payment for shares of Diedrich common stock pursuant to the Offer or the completion of the Merger illegal;

•

there shall not be pending, or threatened in writing, any Legal Proceeding (as defined in the Merger Agreement) by any Governmental Body challenging or seeking to restrain or prohibit the acquisition of or payment for shares of Diedrich common stock pursuant to the Offer or the completion of the Merger or any of the other transactions contemplated by the Merger Agreement; and

•	the Registration Statement shall have become effective.

The conditions set forth above remain conditions to the Offer, notwithstanding the termination of the Merger Agreement, except that Peet’s and the Purchaser have waived the following conditions that previously applied to the Offer:

•

the condition that Peet’s and Diedrich shall have received a certificate executed by the Chief Executive Officer or Chief Financial Officer of Diedrich confirming that the conditions described in the first three bulleted paragraphs above have been duly satisfied;

•	the condition that no Triggering Event shall have occurred; and

•	the condition that the Merger Agreement shall not have been validly terminated.

As a result of the termination of the Merger Agreement, the provisions thereof that required the Purchaser to extend the Offer on one or more occasions under the circumstances set forth in the Merger Agreement are no longer applicable, and the Purchaser is not obligated to extend the Offer beyond the original expiration date thereof or any extended expiration date. The Purchaser may, however, in its sole discretion, extend the Offer beyond the original expiration date thereof or any extended expiration date, for such period or periods as it may determine appropriate.

All references in the Schedule TO and in the Prospectus/Offer to Purchase (which references have been incorporated into the Schedule TO) to the conditions to the Offer and to the Purchaser’s obligation to extend the Offer are hereby qualified by reference to the foregoing.

G. Conditions to the Merger

Although the Merger Agreement has been terminated, this has no effect on the conditions to the Merger, except for certain conditions that Peet’s has waived as set forth below. The obligation of Peet’s and the Purchaser to complete the Merger are subject to the following conditions: (1) if required by applicable law in order to complete the Merger, a merger agreement contemplating the merger of the Purchaser with and into Diedrich shall have been duly adopted by the required vote of Diedrich’s stockholders; (2) no temporary restraining order, preliminary or permanent injunction or other order preventing the completion of the Merger shall have been issued by any court of competent jurisdiction and remain in effect, and there shall not be any law enacted or deemed applicable to the Merger by a Governmental Body having authority over any of the parties that makes completion of the Merger illegal; (3) the Registration Statement and any required post-effective amendment thereto relating to the Merger shall have become effective in accordance with the provisions of the Securities Act of 1933, as amended, and no stop order shall have been issued by the Securities and Exchange Commission (the “SEC”) and be outstanding, and no proceeding for that purpose shall have been initiated by the SEC and be outstanding or be threatened by the SEC; and (4) shares of Diedrich common stock validly tendered (and not withdrawn) pursuant to the Offer shall have been accepted for exchange and paid for pursuant to the Offer. All references in the Schedule TO and in the Prospectus/Offer to Purchase (which references have been incorporated into the Schedule TO) to the conditions to the completion of the Merger are hereby qualified by reference to the foregoing.

H. Withdrawal of Board Recommendation

All references in the Schedule TO and in the Prospectus/Offer to Purchase (which have been incorporated by reference into the Schedule TO) to the determinations and findings made by the board of directors of Diedrich with respect to the Offer and the Merger are hereby qualified by reference to the fact that the board of directors of Diedrich has withdrawn its recommendation that the stockholders of Diedrich accept the Offer and tender their shares of Diedrich common stock pursuant to the Offer and (to the extent necessary) adopt the Merger Agreement. As required by SEC rules, Diedrich has filed or will be filing an amendment to its solicitation/recommendation statement on Schedule 14D-9 describing the withdrawal of its recommendation in favor of the Offer and the Merger.

I. Continuing Directors

All references in the Schedule TO and in the Prospectus/Offer to Purchase (which have been incorporated by reference into the Schedule TO) to the constituency of Diedrich’s board of directors following the acceptance for exchange of shares of Diedrich common stock pursuant to the Offer and prior to the completion of the Merger are hereby qualified by reference to the fact that as a result of the termination of the Merger Agreement, the provisions of the Merger Agreement that previously provided for “continuing directors” during such period are no longer in effect. During the period between the completion of the Offer and the completion of the Merger, Peet’s will be entitled to appoint or designate directors to Diedrich’s board of directors to the extent that its ownership of shares of Diedrich common stock at that time permit it to do so under Diedrich’s certificate of incorporation and bylaws.

J. Treatment of Diedrich Common Stock

All references in the Schedule TO and in the Prospectus/Offer to Purchase (which have been incorporated by reference into the Schedule TO) to the treatment of Diedrich common stock in the Offer and the Merger are hereby qualified by reference to the fact that notwithstanding the termination of the Merger Agreement: (a) upon the acceptance for exchange of Diedrich common stock pursuant to the Offer, each share of Diedrich common stock validly tendered to the Purchaser in the Offer and not withdrawn prior to the expiration time of the Offer will be exchanged for consideration consisting of a combination of $17.33 in cash, without interest, and a fraction of a share of common stock, no par value, of Peet’s having a value equal to $8.67 based on the formula set forth in the Merger Agreement, provided that in no event will such fraction exceed 0.315 of a share of Peet’s common stock, subject to adjustment for stock splits, stock dividends and similar events to the extent provided in the Merger Agreement; and (b) as a result of the Merger, (1) all of the outstanding shares of Diedrich common stock that are not accepted for exchange in the Offer, other than shares owned by Peet’s, the Purchaser or Diedrich or any wholly-owned subsidiary of Peet’s or Diedrich, or held in Diedrich’s treasury, or owned by any stockholder of Diedrich who properly exercises appraisal rights under Delaware law, will be canceled and converted into the right to receive the same amount of cash and fraction of a share of Peet’s common stock that was paid in the Offer (subject to adjustment for stock splits, stock dividends and events to the extent provided in the Merger Agreement).

K. Treatment of Diedrich Stock Options

All references in the Schedule TO and in the Prospectus/Offer to Purchase (which have been incorporated by reference into the Schedule TO) to the treatment of stock options to purchase shares of Diedrich common stock from Diedrich (“Company Options”) are hereby qualified by reference to the fact that notwithstanding the termination of the Merger Agreement, upon the acceptance for exchange of Diedrich common stock pursuant to the Offer, each Company Option that is outstanding and unexercised immediately prior to such acceptance will automatically be cancelled and converted into the right to receive the consideration provided therefor in the Merger Agreement (without the need for any exercise of the Company Option or other action on the part of Diedrich or any option holder).

L. Treatment of Diedrich Warrants

All references in the Schedule TO and in the Prospectus/Offer to Purchase (which have been incorporated by reference into the Schedule TO) to the treatment of warrants to acquire shares of Diedrich common stock from Diedrich (“Company Warrants”) are hereby qualified by reference to the fact that notwithstanding the termination of the Merger Agreement, upon the acceptance for exchange of Diedrich common stock pursuant to the Offer, each Company Warrant that is outstanding immediately prior to such acceptance will automatically be cancelled and converted into the right to receive the consideration provided therefor in the Merger Agreement (without the need for any exercise of the Company Warrant or other action on the part of Diedrich or any warrant holder).

M. Ownership of Diedrich Stock

All references in the Schedule TO and in the Prospectus/Offer to Purchase (which have been incorporated by reference into the Schedule TO) to Peet’s ownership of Diedrich common stock are hereby qualified by reference to the fact that Peet’s no longer owns any shares of Diedrich common stock.

N. Financial Statements

Item 10 of the Schedule TO is hereby amended and supplemented to include the following:

SUMMARY SELECTED CONSOLIDATED FINANCIAL DATA

The tables below present summary selected consolidated financial data of Peet’s prepared in accordance with U.S. generally accepted accounting principles, or GAAP. The following selected financial data should be read in conjunction with Peet’s consolidated financial statements and related notes, “Management’s Discussion and Analysis of Financial Condition and Results of Operations,” and other financial information in Peet’s Annual Report on Form 10-K for the fiscal year ended December 28, 2008 as filed with the SEC on March 13, 2009, which is incorporated by reference into this Schedule TO.

The summary selected consolidated statements of income for the thirty-nine weeks ended September 27, 2009 and September 28, 2008 and the summary selected consolidated balance sheet data as of September 27, 2009 and September 28, 2008, are derived from the unaudited consolidated financial statements of Peet’s and the related notes thereto that are incorporated by reference into this Schedule TO. The summary selected consolidated statements of income for the fiscal years ended December 28, 2008, December 30, 2007 and December 31, 2006, and the summary selected consolidated balance sheet data as of December 28, 2008, December 30, 2007 and December 31, 2006, are derived from the audited financial statements of Peet’s and the related notes thereto that are incorporated by reference into this Schedule TO. The summary selected consolidated statements of income for the fiscal years ended January 1, 2006 and January 2, 2005, and the summary selected consolidated balance sheet data as of January 1, 2006 and January 2, 2005 of Peet’s and the related notes thereto, are derived from audited financial statements not included in, or incorporated by reference into, this Schedule TO.

(in thousands, except per share data and ratio of earnings to fixed charges)
			Year
	September 27, 2009 (39 weeks)	September 28, 2008 (39 weeks)	December 28, 2008 (52 weeks)	December 30, 2007 (52 weeks)	December 31, 2006 (52 weeks)	January 1, 2006 (52 weeks)	January 2, 2005 (53 weeks)
Statement of Income Data:
Net revenue	$219,575	$205,676	$284,822	$249,389	$210,493	$175,198	$145,683
Cost of sales and related occupancy expenses	99,812	96,478	133,537	118,389	98,928	80,837	67,806
Operating expenses	76,804	72,934	98,844	85,800	72,272	57,879	47,645
General and administrative expenses	17,782	16,233	22,519	22,682	20,634	13,341	11,439
Depreciation and amortization expenses	11,200	9,395	12,921	10,912	8,609	7,293	5,787

Income from operations	13,977	10,636	17,001	11,606	10,050	15,848	13,006
Interest income, net	111	636	726	1,446	2,456	1,769	922

Income before income taxes	14,088	11,272	17,727	13,052	12,506	17,617	13,928
Income tax provision	5,158	4,127	6,562	4,675	4,690	6,842	5,218

Net income	$8,930	$7,145	$11,165	$8,377	$7,816	$10,775	$8,710

Net income per share:
Basic	$0.69	$0.52	$0.81	$0.61	$0.57	$0.78	$0.65
Diluted	$0.67	$0.51	$0.80	$0.59	$0.55	$0.74	$0.62
Shares used in calculation of net income per share:
Basic	12,977	13,825	13,723	13,724	13,733	13,801	13,308
Diluted	13,267	14,111	13,997	14,120	14,202	14,469	13,949

Balance Sheet Data:
Cash and cash equivalents	$16,966	$3,889	$4,719	$15,312	$7,692	$20,623	$11,356
Current assets	73,380	66,865	61,482	63,249	59,314	80,115	32,468
Non current assets	112,810	114,457	114,870	114,298	93,691	68,637	96,476
Current liabilities	23,138	24,881	25,060	24,869	22,060	17,531	15,742
Long-term liabilities	8,214	7,030	7,385	5,425	3,506	4,343	3,020
Total shareholders’ equity	154,838	149,411	143,907	147,253	127,439	126,878	109,905
Book value per outstanding share	11.93	10.94	10.92	10.57	9.43	9.13	8.14
Ratio of earnings to fixed charges (1)	4.59	4.13	4.66	4.15	4.77	7.36	6.40

(1)	The ratio of earnings to fixed charges was computed by dividing earnings by fixed charges for the periods indicated. “Earnings” consist of income from operations before income taxes plus fixed charges and certain other adjustments as set forth in the Instruction to Item 503(d) of Regulation S-K. “Fixed charges” consist of interest expense, if applicable, and one-third of rental expense, which is estimated to be representative of the interest factor.

SUMMARY SELECTED UNAUDITED PRO FORMA

CONDENSED COMBINED FINANCIAL DATA

The following table presents summary unaudited pro forma condensed combined financial data which gives effect to the proposed offer and acquisition by Peet’s of Diedrich. The summary unaudited pro forma condensed combined financial data is derived from and should be read in conjunction with the unaudited pro forma condensed combined financial information and related notes thereto included in the Prospectus/Offer to Purchase. The historical consolidated financial statements have been adjusted in the unaudited pro forma condensed combined financial information to give effect to pro forma events that are (1) directly attributable to the offer and the merger, (2) factually supportable, and (3) with respect to the statements of operations, expected to have a continuing impact on the combined results of Peet’s and Diedrich. See “Unaudited Pro Forma Condensed Combined Financial Information” beginning on page 75 of the Prospectus/Offer to Purchase including the subsection thereof entitled “Notes to Unaudited Pro Forma Condensed Combined Financial Information” beginning on page 79 of the Prospectus/Offer to Purchase.

(in thousands, except per share data and ratio of earnings to fixed charges)

Unaudited Pro Forma Condensed Combined Statement of Operations Data:
	Nine Months Ended September 28, 2009	Year Ended December 28, 2008
Net revenue	$273,380	$331,854
Cost of sales and related occupancy expenses	139,588	172,653
Operating income (loss) from continuing operations	11,658	(2,802)
Income (loss) from continuing operations	5,725	(9,821)

Net income (loss) per share from continuing operations:
Basic	$0.39	$(0.64)
Diluted	$0.38	$(0.64)
Shares used in calculation of net income (loss) per share from continuing operations:
Basic	14,687	15,433
Diluted	15,221	15,433
Ratio of earnings to fixed charges (1)	1.60	N/A

Unaudited Pro Forma Condensed Combined Balance Sheet Data:
As of September 28, 2009
Cash and cash equivalents	$8,556
Current assets	76,523
Non current assets	377,789
Current liabilities	42,075
Long-term liabilities	193,613
Total stockholders’ equity	218,624
Book value per outstanding share	14.88

(1)	The ratio of earnings to fixed charges was computed by dividing pro forma earnings by pro forma fixed charges for the periods indicated. “Earnings” consist of pro forma income (loss) from continuing operations before income taxes plus fixed charges and certain other adjustments as set forth in the Instruction to Item 503(d) of Regulation S-K. “Fixed charges” consist of pro forma interest expense and amortization of deferred financing fees and one-third of rental expense, which is estimated to be representative of the interest factor. Pro forma earnings would have been insufficient for the year ended December 28, 2008 to cover fixed charges by approximately $2.8 million.

ITEM 12.	EXHIBITS.

Item 12 of the Schedule TO is hereby amended and supplemented to include the following:

(a)(13)	Press Release issued by Peet’s Coffee & Tea, Inc. on December 8, 2009 (incorporated by reference from the Form 425 filed by Peet’s Coffee & Tea, Inc. with the Securities and Exchange Commission on December 8, 2009)

SIGNATURES

After due inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

MARTY ACQUISITION SUB, INC.

By:	/S/ PATRICK J. O’DEA
Name:	Patrick J. O’Dea
Title:	President and Chief Executive Officer

PEET’S COFFEE & TEA, INC.

By:	/S/ PATRICK J. O’DEA
Name:	Patrick J. O’Dea
Title:	President and Chief Executive Officer

Dated: December 9, 2009

INDEX TO EXHIBITS

Exhibit No.	Document

(a)(1)	Prospectus/Offer to Purchase relating to shares of Peet’s Common Stock to be issued in the Offer and the Merger (incorporated by reference from the Registration Statement on Form S-4, filed by Peet’s Coffee & Tea, Inc. with the Securities and Exchange Commission on November 17, 2009)

(a)(2)	Form of Letter of Transmittal (incorporated by reference to Exhibit 99.1 from the Registration Statement on Form S-4, filed by Peet’s Coffee & Tea, Inc. with the Securities and Exchange Commission on November 17, 2009)

(a)(3)	Form of Notice of Guaranteed Delivery (incorporated by reference to Exhibit 99.2 from the Registration Statement on Form S-4, filed by Peet’s Coffee & Tea, Inc. with the Securities and Exchange Commission on November 17, 2009)

(a)(4)	Form of Letter from the Information Agent to Brokers, Dealers, Banks, Trust Companies and Other Nominees (incorporated by reference to Exhibit 99.3 from the Registration Statement on Form S-4, filed by Peet’s Coffee & Tea, Inc. with the Securities and Exchange Commission on November 17, 2009)

(a)(5)	Form of Letter to Clients with respect to the Prospectus/Offer to Purchase for use by Brokers, Dealers, Banks, Trust Companies and Other Nominees (incorporated by reference to Exhibit 99.4 from the Registration Statement on Form S-4, filed by Peet’s Coffee & Tea, Inc. with the Securities and Exchange Commission on November 17, 2009)

(a)(6)	Instructions for Certification of Taxpayer Identification Number on Substitute Form W-9 (incorporated by reference to Exhibit 99.5 from the Registration Statement on Form S-4, filed by Peet’s Coffee & Tea, Inc. with the Securities and Exchange Commission on November 17, 2009)

(a)(7)	Press Release issued by Peet’s Coffee & Tea, Inc. on November 2, 2009 (incorporated by reference from the Form 425 filed by Peet’s Coffee & Tea, Inc. with the Securities and Exchange Commission on November 3, 2009)

(a)(8)	Summary Newspaper Advertisement published in The Wall Street Journal on November 17, 2009†

(a)(9)	Press Release issued by Peet’s Coffee & Tea, Inc. on November 23, 2009 (incorporated by reference from the Form 425 filed by Peet’s Coffee & Tea, Inc. with the Securities and Exchange Commission on November 23, 2009)

(a)(10)	Press Release issued by Peet’s Coffee & Tea, Inc. on November 25, 2009 (incorporated by reference from the Form 425 filed by Peet’s Coffee & Tea, Inc. with the Securities and Exchange Commission on November 25, 2009)

(a)(11)	Press Release issued by Peet’s Coffee & Tea, Inc. on November 30, 2009 (incorporated by reference from the Form 425 filed by Peet’s Coffee & Tea, Inc. with the Securities and Exchange Commission on December 1, 2009)

(a)(12)	Press Release issued by Peet’s Coffee & Tea, Inc. on December 2, 2009 (incorporated by reference from the Form 425 filed by Peet’s Coffee & Tea, Inc. with the Securities and Exchange Commission on December 2, 2009)

(a)(13)	Press Release issued by Peet’s Coffee & Tea, Inc. on December 8, 2009 (incorporated by reference from the Form 425 filed by Peet’s Coffee & Tea, Inc. with the Securities and Exchange Commission on December 8, 2009)

(d)(1)	Agreement and Plan of Merger, dated as of November 2, 2009, by and among Peet’s Coffee & Tea, Inc., Marty Acquisition Sub, Inc. and Diedrich Coffee, Inc. (incorporated by reference to Exhibit 2.1 from the Form 8-K filed by Peet’s Coffee & Tea, Inc. with the Securities and Exchange Commission on November 4, 2009)

(d)(2)	Amendment No. 1 to Agreement and Plan of Merger, dated as of November 17, 2009, by and among Peet’s Coffee & Tea, Inc., Marty Acquisition Sub, Inc. and Diedrich Coffee, Inc. (incorporated by reference to Exhibit 2.2 from the Registration Statement on Form S-4, filed by Peet’s Coffee & Tea, Inc. with the Securities and Exchange Commission on November 17, 2009)

(d)(3)	Confidentiality Agreement, dated as of September 27, 2008, by and between Diedrich Coffee, Inc., Heeschen & Associates and Paul C. Heeschen, on the one hand, and Peet’s Coffee & Tea, Inc. on the other†

(g)	Not applicable

(h)	Not applicable

†	Previously filed.